29. Certificate of Qualified Person

Kevin Francis, RM SME

1. I, Kevin Francis, RM SME, do hereby certify that I am a Principal for Mineral Resource Management LLC, 553 Sage Circle, Highlands Ranch, CO USA 80126.
2. I graduated with a Master of Science in Geology from the University of Colorado, USA in 1987.
3. I am a Registered Member of the Society for Mining, Metallurgy & Exploration.
4. I have practiced my profession continuously since 1987, and have been involved in mineral exploration and mine geology for a total of 33 years since my graduation from university. This has involved working in the USA, Canada, Mexico, Guatemala, Chile, Brazil, Peru, Ukraine, Russia, Philippines and South Africa. My experience is principally in base and precious metals.
5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for the preparation of Items 1 through 28 of the NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia, dated 26 Feb 2021, with an effective date of June 19, 2018. I have not visited the Timok Project.
7. I have not had any prior involvement with the property that is the subject of the Technical Report.
8. I am independent of EMX applying all of the tests in Section 1.5 of NI 43-101.
9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

26 February 2021

SME
Society for Mining, Metallurgy & Exploration
Kevin A. Francis
SME Registered Member No. 4058220
Signature
Date Signed 2/26/2021
Expiration date 12/31/2021

Kevin Francis, RM SME